UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(A) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)


                               Liquid Audio, Inc.
                               ------------------
                                (Name of Issuer)


                          Common Stock, $.001 par value
                          -----------------------------
                         (Title of Class of Securities)


                                  53631T102000
                                  ------------
                                 (CUSIP Number)


                              Mr. James Mitarotonda
                        c/o Barington Capital Group, L.P.
                         888 Seventh Avenue, 17th Floor
                              New York, N.Y. 10019
                                 (212) 974-5700
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)


                               September 28, 2001
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box: |_|.

                               Page 1 of 17 pages
                        Exhibit Index appears on page 10

                                  SCHEDULE 13D

CUSIP No. 53631T102000                                    Page  2  of  17 pages
--------------------------------------------------------------------------------

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            musicmaker.com, Inc.                                54-1811721
--------------------------------------------------------------------------------
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)  |x|

                                                                   (b)  |_|
------------------------------------------------------------------------------
3)    SEC USE ONLY
--------------------------------------------------------------------------------
4)    SOURCE OF FUNDS         WC
--------------------------------------------------------------------------------
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                                |_|
--------------------------------------------------------------------------------
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
--------------------------------------------------------------------------------
         NUMBER OF           7)  SOLE VOTING POWER

          SHARES                 515,500
                            ----------------------------------------------------
        BENEFICIALLY         8)  SHARED VOTING POWER

          OWNED BY               None
                            ----------------------------------------------------
       EACH REPORTING        9)  SOLE DISPOSITIVE POWER

        PERSON WITH              515,000
                            ----------------------------------------------------
                            10)  SHARED DISPOSITIVE POWER

                                 None
--------------------------------------------------------------------------------
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                 515,500
------------------------------------------------------------------------------
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                        |_|
--------------------------------------------------------------------------------
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                 2.3%
--------------------------------------------------------------------------------
14)   TYPE OF REPORTING PERSON
                                 CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 53631T102000                                    Page  3  of  17 pages
--------------------------------------------------------------------------------

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Jewelcor Management, Inc.                           23-2331228
--------------------------------------------------------------------------------
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)  |x|

                                                                   (b)  |_|
------------------------------------------------------------------------------
3)    SEC USE ONLY
--------------------------------------------------------------------------------
4)    SOURCE OF FUNDS         WC
--------------------------------------------------------------------------------
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                                |_|
--------------------------------------------------------------------------------
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
            Nevada
--------------------------------------------------------------------------------
         NUMBER OF           7)  SOLE VOTING POWER

          SHARES                 475,500
                            ----------------------------------------------------
        BENEFICIALLY         8)  SHARED VOTING POWER

          OWNED BY               None
                            ----------------------------------------------------
       EACH REPORTING        9)  SOLE DISPOSITIVE POWER

        PERSON WITH              475,500
                            ----------------------------------------------------
                            10)  SHARED DISPOSITIVE POWER

                                 None
--------------------------------------------------------------------------------
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                 475,500
------------------------------------------------------------------------------
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                        |_|
--------------------------------------------------------------------------------
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                 2.1%
--------------------------------------------------------------------------------
14)   TYPE OF REPORTING PERSON
                                 CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 53631T102000                                    Page  4  of  17 pages
--------------------------------------------------------------------------------

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Barington Companies Equity Partners, L.P.           13-4088890
--------------------------------------------------------------------------------
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)  |x|

                                                                   (b)  |_|
------------------------------------------------------------------------------
3)    SEC USE ONLY
--------------------------------------------------------------------------------
4)    SOURCE OF FUNDS         WC
--------------------------------------------------------------------------------
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                                |_|
--------------------------------------------------------------------------------
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
--------------------------------------------------------------------------------
         NUMBER OF           7)  SOLE VOTING POWER

          SHARES                 339,200
                            ----------------------------------------------------
        BENEFICIALLY         8)  SHARED VOTING POWER

          OWNED BY               None
                            ----------------------------------------------------
       EACH REPORTING        9)  SOLE DISPOSITIVE POWER

        PERSON WITH              339,200
                            ----------------------------------------------------
                            10)  SHARED DISPOSITIVE POWER

                                 None
--------------------------------------------------------------------------------
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                 339,200
------------------------------------------------------------------------------
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                        |_|
--------------------------------------------------------------------------------
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                 1.5%
--------------------------------------------------------------------------------
14)   TYPE OF REPORTING PERSON
                                 PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 53631T102000                                    Page  5  of  17 pages
--------------------------------------------------------------------------------

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Ramius Securities, LLC                              58-2253019
--------------------------------------------------------------------------------
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)  |x|

                                                                   (b)  |_|
------------------------------------------------------------------------------
3)    SEC USE ONLY
--------------------------------------------------------------------------------
4)    SOURCE OF FUNDS         WC
--------------------------------------------------------------------------------
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                                |_|
--------------------------------------------------------------------------------
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
--------------------------------------------------------------------------------
         NUMBER OF           7)  SOLE VOTING POWER

          SHARES                  89,500
                            ----------------------------------------------------
        BENEFICIALLY         8)  SHARED VOTING POWER

          OWNED BY               None
                            ----------------------------------------------------
       EACH REPORTING        9)  SOLE DISPOSITIVE POWER

        PERSON WITH              89,500
                            ----------------------------------------------------
                            10)  SHARED DISPOSITIVE POWER

                                 None
--------------------------------------------------------------------------------
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                  89,500
------------------------------------------------------------------------------
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                        |_|
--------------------------------------------------------------------------------
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                 less than 1.0%
--------------------------------------------------------------------------------
14)   TYPE OF REPORTING PERSON
                                 OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 53631T102000                                    Page  6  of  17 pages
--------------------------------------------------------------------------------

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Domrose Sons Partnership                            11-3256586
--------------------------------------------------------------------------------
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)  |x|

                                                                   (b)  |_|
------------------------------------------------------------------------------
3)    SEC USE ONLY
--------------------------------------------------------------------------------
4)    SOURCE OF FUNDS         WC
--------------------------------------------------------------------------------
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                                |_|
--------------------------------------------------------------------------------
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
            New York
--------------------------------------------------------------------------------
         NUMBER OF           7)  SOLE VOTING POWER

          SHARES                 8,000
                            ----------------------------------------------------
        BENEFICIALLY         8)  SHARED VOTING POWER

          OWNED BY               None
                            ----------------------------------------------------
       EACH REPORTING        9)  SOLE DISPOSITIVE POWER

        PERSON WITH              8,000
                            ----------------------------------------------------
                            10)  SHARED DISPOSITIVE POWER

                                 None
--------------------------------------------------------------------------------
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                 8,000
------------------------------------------------------------------------------
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                        |_|
--------------------------------------------------------------------------------
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                 less than 1.0%
--------------------------------------------------------------------------------
14)   TYPE OF REPORTING PERSON
                                 PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 53631T102000                                    Page  7  of  17 pages
--------------------------------------------------------------------------------


Item 1.     Security and Issuer.

This Statement on Schedule 13D (the "Statement") relates to the common stock, $.001 par value (the "Common Stock"), of Liquid Audio Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 800 Chesapeake Drive, Redwood City, California 94063.


Item 2.     Identity and Background.

            (a) - (c) This statement is being filed by musicmaker.com, Inc., Jewelcor Management, Inc., Barington Companies Equity Partners, L.P., Ramius Securities, LLC and Domrose Sons Partnership (collectively, the "Reporting Entities").

            musicmaker.com, Inc. (Symbol: HITS) is a Delaware corporation that was formerly engaged in the business of marketing customized compact discs over the internet and is presently exploring alternative business opportunities. The address of the principal business and principal offices of musicmaker.com, Inc. is c/o Barington Capital Group, L.P., 888 Seventh Avenue, 17th Floor, New York, New York 10019. The officers and directors of musicmaker.com, Inc. and their principal occupations and business addresses are set forth on Schedule I and incorporated by reference in this Item 2.

            Jewelcor Management, Inc. is a Nevada corporation engaged in money management and investment advisory services. The address of the principal business and principal offices of Jewelcor Management, Inc. is 100 North Wilkes Barre Blvd., Wilkes Barre, Pennsylvania 18702. The officers and directors of Jewelcor Management, Inc. and their principal occupations and business addresses are set forth on Schedule II and incorporated by reference in this Item 2.

            Barington Companies Equity Partners, L.P. is a Delaware limited partnership formed to engage in the business of acquiring, holding and disposing of investments in various companies. The address of the principal business and principal offices of Barington Companies Equity Partners, L.P. is 888 Seventh Avenue, 17th Floor, New York, New York 10019.

            The general partner of Barington Companies Equity Partners, L.P. is Barington Companies Investors, LLC. Barington Companies Investors, LLC is a Delaware limited liability company formed to be the general partner of Barington Companies Equity Partners, L.P. The address of the principal business and principal offices of Barington Companies Investors, LLC is 888 Seventh Avenue, 17th Floor, New York, New York 10019. James Mitarotonda is the managing member of Barington Companies Investors, LLC. The business address of Mr. Mitarotonda is c/o Barington Capital Group, L.P., 888 Seventh Avenue, 17th Floor, New York, New York 10019.

            Ramius Securities, LLC is a Delaware limited liability company and a registered broker-dealer. The address of the principal business and principal offices of Ramius Securities, LLC is 666 Third Avenue, 26th Floor, New York, New York 10017.

                                  SCHEDULE 13D

CUSIP No. 53631T102000                                    Page  8  of  17 pages
--------------------------------------------------------------------------------


            The Managing Member of Ramius Securities, LLC is Ramius Capital Group, LLC. Ramius Capital Group, LLC is a Delaware limited liability company that is engaged in money management and investment advisory services for third parties and proprietary accounts. The address of the principal business and principal offices of Ramius Capital Group, LLC is 666 Third Avenue, 26th Floor, New York, New York 10017.

            The Managing Member of Ramius Capital Group, LLC is C4S, LLC, a Delaware limited liability company formed to be the managing member of Ramius Capital Group, LLC. The address of the principal business and principal offices of C4S, LLC is 666 Third Avenue, 26th Floor, New York, New York 10017. Each of Peter A. Cohen, Morgan B. Stark and Thomas W. Strauss is a managing member of C4S, LLC. The business address of each of Messrs. Cohen, Stark and Strauss is 666 Third Avenue, 26th Floor, New York, New York 10017.

            Domrose Sons Partnership is a New York partnership formed to engage in the business of acquiring, holding and disposing of investments in various companies. The address of the principal business and principal offices of Domrose Sons Partnership is c/o Mario Mitarotonda, Vincci, 70-39 Austin Street, Forest Hills, New York 11375.

            Each of James Mitarotonda, Mario Mitarotonda and Mike Mitarotonda is a partner in Domrose Sons Partnership. The business address of each James Mitarotonda, Mario Mitarotonda and Mike Mitarotonda is c/o Mario Mitarotonda, Vincci, 70-39 Austin Street, Forest Hills, New York 11375.

             (d) - (e) During the last five years, none of the Reporting Entities or any other person identified in response to this Item 2 was convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

            (f) Each natural person identified in Item 2 is a citizen of the United States.


Item 3.     Source and Amount of Funds or Other Consideration.

            All purchases of Common Stock by the Reporting Entities were made in the open market and were funded by working capital, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business. The amount of the funds expended by the Reporting Persons for such purchases was $1,129,445 by musicmaker.com, Inc.; $1,036,831 by Jewelcor Management, Inc.; $747,781 by Barington Companies Equity Partners, L.P.; $207,686 by Ramius Securities, LLC; and $16,428 by Domrose Sons Partnership.


Item 4.     Purpose of Transaction.

            Each of the Reporting Entities acquired beneficial ownership of the shares of Common Stock to which this Statement relates for investment purposes and to obtain a significant equity interest in the Company.

                                  SCHEDULE 13D

CUSIP No. 53631T102000                                    Page  9  of  17 pages
--------------------------------------------------------------------------------


            Each of the Reporting Entities may acquire additional shares or other securities of the Company or sell or otherwise dispose of any or all of the shares or other securities of the Company beneficially owned by it. The Reporting Entities may take any other action with respect to the Company or any of its debt or equity securities in any manner permitted by law.

            On October 8, 2001, musicmaker.com, Inc., on behalf of the Reporting Entities, sent a letter to the Company and issued a press release, copies of which are attached hereto as Exhibit 2 and Exhibit 3, respectively. The letter and press release outlined the Reporting Entities' intention, depending on market conditions, to seek to acquire up to approximately an additional 8.6% of the Company's Common Stock, or approximately 1,950,000 additional shares of Common Stock. Furthermore, the Reporting Entities stated that they would be willing to increase their ownership to up to 25% of the outstanding Common Stock if the shareholder rights plan recently instituted by the Company's Board of Directors was rescinded. The Reporting Entities also requested that the Company's Board of Directors be increased from five to six and that individuals proposed by the Reporting Entities be appointed to fill the two current vacancies and the one newly created seat. The Reporting Entities may also consider other actions, including but not limited to the possibility of making a tender offer to acquire shares of the Company's Common Stock.

            On October 6, 2001, representatives of the Reporting Entities contacted the president of the Company by telephone to advise him of the forthcoming letter, press release and Schedule 13D filing, and to request a meeting.

            The Reporting Entities now understand that one of the former vacancies on the Company's Board of Directors has been filled by the Board.

            Except as set forth in this Item 4, none of the Reporting Entities have any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of the instructions to Item 4 of
Schedule 13D.


Item 5.     Interest in Securities of the Issuer.

            (a) As of the date hereof, the Reporting Entities own an aggregate of 1,427,700 shares of Common Stock, representing approximately 6.3% of the outstanding shares of Common Stock based upon the 22,633,624 shares of Common Stock reported by the Company to be issued and outstanding as of August 14, 2001 in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2001.

            As of the date hereof, musicmaker.com, Inc. beneficially owns an aggregate of 515,500 shares of Common Stock, representing approximately 2.3% of the outstanding shares of Common Stock.

            As of the date hereof, Jewelcor Management, Inc. beneficially owns an aggregate of 475,500 shares of Common Stock, representing approximately 2.1% of the outstanding shares of Common Stock.

            As of the date hereof, Barington Company Equities Partners, L.P. beneficially owns an aggregate of 339,200 shares of Common Stock, representing approximately 1.5% of the outstanding shares of Common Stock.

                                  SCHEDULE 13D

CUSIP No. 53631T102000                                    Page 10  of  17 pages
--------------------------------------------------------------------------------


            As of the date hereof, Ramius Securities, LLC beneficially owns an aggregate of 89,500 shares of Common Stock, representing less than 1% of the outstanding shares of Common Stock.

            As of the date hereof, Domrose Sons Partnership beneficially owns an aggregate of 8,000 shares of Common Stock, representing less than 1% of the outstanding shares of Common Stock.

            (b) As of the date hereof, each of the Reporting Entities has sole voting and dispositive power over the shares of Common Stock beneficially owned by such Reporting Entity.

            (c) Except as set forth above or in the attached Schedule II, no person identified in Item 2 hereof has effected any transaction in shares of such Common Stock during the 60 days preceding the date hereof.

            (d)   Not applicable.

            (e)   Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

            Not applicable.


Item 7.     Material to be Filed as Exhibits.

Exhibit
 Number     Description
-------     -----------

  99.1 Agreement of Joint Filing among musicmaker.com, Inc., Jewelcor Management, Inc., Barington Companies Equity Partners, L.P., Ramius Securities, LLC, and Domrose Sons Partnership and dated October 8, 2001.

  99.2      Letter to the Company dated October 8, 2001.

  99.3      Press Release dated October 8, 2001.

                                  SCHEDULE 13D

CUSIP No. 53631T102000                                    Page 11  of  17 pages
--------------------------------------------------------------------------------


                                   SIGNATURES

            After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:      October 9, 2001

                                     MUSICMAKER.COM, INC.


                                     By /s/  James Mitarotonda
                                        -------------------------------------
                                     Name:   James Mitarotonda
                                     Title:  President and Chief Executive
                                             Officer


                                     JEWELCOR MANAGEMENT, INC.


                                     By /s/  Seymour Holtzman
                                        -------------------------------------
                                     Name:   Seymour Holtzman
                                     Title:  Chairman and Chief Executive
                                             Officer



                                     BARINGTON COMPANIES EQUITY PARTNERS, L.P.

                                     By: Barington Companies Investors,
                                         LLC, its general partner


                                     By /s/  James Mitarotonda
                                        -------------------------------------
                                     Name:   James Mitarotonda
                                     Title:  Manager



                                     RAMIUS SECURITIES, LLC

                                     By:  Ramius Capital Group, LLC, its
                                          managing member


                                     By /s/  Peter A. Cohen
                                        -------------------------------------
                                     Name:   Peter A. Cohen
                                     Title:  Manager



                                     DOMROSE SONS PARTNERSHIP


                                     By /s/  James Mitarotonda
                                        -------------------------------------
                                     Name:   James Mitarotonda
                                     Title:  Partner

                                  SCHEDULE 13D

CUSIP No. 53631T102000                                    Page 12  of  17 pages
--------------------------------------------------------------------------------



                                   SCHEDULE I

                Directors and Officers of musicmaker.com, Inc.


Name and Position                    Principal Occupation             Principal Business Address
-----------------                    --------------------             --------------------------
James Mitarotonda,                   Chairman and Chief               c/o Barington Capital Group, L.P.
President, Chief                     Executive Officer,               888 Seventh Avenue, 17th Floor
Executive Officer and                Barington Capital                New York, New York  10019
Director                             Group, L.P.


Jesse Choper,                        Professor of Public              Univ. of California Law School
Director                             Law, University of               Boalt Hall
                                     California at Berkeley           Berkeley, California 94720
                                     School of Law

Seymour Holtzman,                    Chairman and Chief               100 North Wilkes Barre Blvd.
Chairman                             Executive Officer,               Wilkes Barre, Pennsylvania
                                     Jewelcor Management,             18702
                                     Inc.

Devarajan S. Puthukarai,             Former Chief Executive           musicmaker.com, Inc.
Director                             Officer, President and           c/o Barington Capital Group, L.P.
                                     Chief Operating                  888 Seventh Avenue, 17th Floor
                                     Officer,                         New York, New York 10019
                                     musicmaker.com, Inc.


William Scranton III,                Head of Scranton                 201 Penn Avenue
Director                             Family Office                    PNE Bank Building
                                                                      Scranton, PA 18503

Irwin Steinberg,                     Former Vice Chairman,            musicmaker.com, Inc.
Director                             musicmaker.com, Inc.             c/o Barington Capital Group, L.P.
                                                                      888 Seventh Avenue, 17th Floor
                                                                      New York, New York 10019

Joseph Wright, Jr.,                  President & Chief                20 Westport Road
Director                             Executive Officer,               Wilton, Connecticut 06897
                                     PanAmSat Corp.

Patrick Kedziora,                    Chief Financial                  c/o Barington Capital Group, L.P.
Chief Financial Officer              Officer,                         888 Seventh Avenue, 17th Floor
                                     Barington Capital                New York, New York 10019
                                     Group, L.P.

                                  SCHEDULE 13D

CUSIP No. 53631T102000                                    Page 13  of  17 pages
--------------------------------------------------------------------------------



                                   SCHEDULE II

             Directors and Officers of Jewelcor Management, Inc.


Name and Position                    Principal Occupation             Principal Business Address
-----------------                    --------------------             --------------------------
Seymour Holtzman,                    Chairman and Chief               100 North Wilkes Barre Blvd.
Chairman                             Executive Officer,               Wilkes Barre, Pennsylvania 18702
                                     Jewelcor Management, Inc.

Richard Huffsmith, Vice              Vice President/General           100 North Wilkes Barre Blvd.
President/General Counsel            Counsel                          Wilkes Barre, Pennsylvania 18702

Barry Booth, Vice                    Vice President/Finance           100 North Wilkes Barre Blvd.
President/Finance                                                     Wilkes Barre, Pennsylvania 18702

Maria Sciandra,                      Corporate Secretary              100 North Wilkes Barre Blvd.
Corporate Secretary                                                   Wilkes Barre, Pennsylvania 18702


                                  SCHEDULE 13D

CUSIP No. 53631T102000                                    Page 14  of  17 pages
--------------------------------------------------------------------------------



                                  SCHEDULE III



Shares purchased by musicmaker.com, Inc.


             Number of
Date           Shares                Price Per Share           Cost(1)
----         ---------               ---------------         -----------
8/14/01         2,000                     $2.25                $4,500.00
8/15/01       100,000                     $2.33              $233,000.00
8/16/01         5,000                     $2.30               $11,500.00
8/21/01        10,000                     $2.30               $23,000.00
8/27/01        20,000                     $2.33               $46,600.00
8/28/01        15,000                     $2.38               $35,700.00
8/28/01         5,000                     $2.28               $11,400.00
9/4/01         12,000                     $2.37               $28,400.00
9/5/01          2,500                     $2.31                $5,775.00
9/5/01          1,000                     $2.32                $2,320.00
9/6/01         10,000                     $2.33               $23.300.00
9/17/01         7,000                     $2.14               $14,980.00
9/17/01         5,000                     $2.06               $10,300.00
9/18/01        10,000                     $2.135              $21,350.00
9/19/01        10,000                     $2.197              $21,970.00
9/20/01        10,000                     $2.18               $21,800.00
9/21/01         6,500                     $2.07               $13,455.00
9/24/01        25,000                     $2.12               $53,000.00
9/24/01        10,000                     $2.10               $21,000.00
9/25/01        50,000                     $2.048             $102,400.00
9/26/01        25,000                     $2.035              $50,875.00
9/27/01        30,000                     $2.052              $61,560.00
9/28/01        27,500                     $2.07               $56,925.00
10/1/01        30,000                     $2.075              $62,250.00
10/4/01        30,000                     $2.13               $63,900.00
10/5/01        50,000                     $2.135             $106,750.00
10/5/01         7,000                     $2.13               $14,910.00



----------

(1)  Excludes commissions and other execution-related costs.

                                  SCHEDULE 13D

CUSIP No. 53631T102000                                    Page 15  of  17 pages
--------------------------------------------------------------------------------


Shares purchased by Jewelcor Management, Inc.


             Number of
Date           Shares                Price Per Share           Cost(2)
----         ---------               ---------------         -----------
8/16/01        10,000                     $2.30               $23,000.00
8/16/01        50,000                     $2.32              $116,000.00
8/20/01        20,000                     $2.30               $46,000.00
8/21/01        20,000                     $2.30               $46,000.00
8/22/01        12,500                     $2.29               $28,625.00
8/23/01        13,000                     $2.30               $29,900.00
8/24/01        10,000                     $2.312              $23,120.00
8/27/01        25,000                     $2.33               $58,250.00
9/7/01         10,000                     $2.316              $23,160.00
9/17/01         3,000                     $2.03                $6,090.00
9/17/01         7,000                     $2.14               $14,980.00
9/18/01        20,000                     $2.135              $42,700.00
9/19/01        12,000                     $2.197              $26,364.00
9/20/01        10,500                     $2.18               $22,890.00
9/25/01        75,000                     $2.048             $153,600.00
9/26/01        25,000                     $2.035              $50,875.00
9/27/01        40,000                     $2.052              $82,080.00
9/28/01        10,000                     $2.07               $20,700.00
10/1/01        27,500                     $2.0752             $57,068.00
10/4/01        50,000                     $2.13              $106,500.00
10/5/01        25,000                     $2.13               $53,250.00




----------

(2)   Excludes commissions and other execution-related costs.

                                  SCHEDULE 13D

CUSIP No. 53631T102000                                    Page 16  of  17 pages
--------------------------------------------------------------------------------



Shares purchased by Barington Companies Equity Partners, L.P.


             Number of
Date           Shares                Price Per Share           Cost(3)
----         ---------               ---------------         -----------
8/16/01        50,000                     $2.32              $117,000.00
8/16/01        10,000                     $2.30               $23,000.00
8/20/01        15,000                     $2.30               $34,500.00
8/20/01         2,000                     $2.30                $4,600.00
8/21/01        20,000                     $2.30               $46,000.00
8/22/01        12,500                     $2.29               $28,625.00
8/23/01        10,000                     $2.30               $23,000.00
8/24/01         7,500                     $2.312              $17,340.00
8/27/01        15,000                     $2.33               $34,950.00
8/29/01         1,500                     $2.31                $3,465.00
9/6/01          5,000                     $2.30               $11,500.00
9/7/01         10,000                     $2.316              $23,160.00
9/10/01         2,500                     $2.25                $5,625.00
9/17/01         5,000                     $2.01               $10,050.00
9/18/01        20,000                     $2.135              $42,700.00
9/19/01        14,000                     $2.197              $30,758.00
9/25/01        25,000                     $2.048              $51,200.00
9/26/01        25,000                     $2.035              $50,875.00
9/27/01        30,000                     $2.052              $61,560.00
9/28/01        10,000                     $2.07               $20,700.00
10/1/01        10,000                     $2.075              $20,750.00
10/4/01        14,200                     $2.11               $29,962.00
10/4/01        20,000                     $2.13               $42,600.00
10/5/01         2,000                     $2.12                $4,240.00
10/5/01         3,000                     $2.12                $6,360.00





----------

(3)   Excludes commissions and other execution-related costs.

                                  SCHEDULE 13D

CUSIP No. 53631T102000                                    Page 17  of  17 pages
--------------------------------------------------------------------------------



Shares purchased by Ramius Securities, LLC



             Number of
Date           Shares                Price Per Share           Cost(4)
----         ---------               ---------------         -----------
8/20/01        15,000                     $2.30               $34,500.00
8/21/01        20,000                     $2.30               $46,000.00
8/23/01        10,000                     $2.30               $23,000.00
8/24/01         7,500                     $2.312              $17,340.00
8/27/01        15,000                     $2.33               $34,950.00
9/6/01         10,000                     $2.33               $23,300.00
9/7/01         12,000                     $2.316              $27,792.00



Shares purchased by Domrose Sons Partnership


             Number of
Date           Shares                Price Per Share           Cost(5)
----         ---------               ---------------         -----------
9/27/01         8,000                     $2.04               $16,320.00







----------

(4)   Excludes commissions and other execution-related costs.

(5)   Excludes commissions and other execution-related costs.